				EXHIBIT 11

ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months		For the year
	ended August 31,		ended August 31,
	2005	2004	2005	2004
Net income	$2,521	$2,680	$6,090	$17,813
Weighted shares outstanding	7,369	7,288	7,331	7,219

Basic earnings per share	$0.34	$0.37	$0.83	$2.47

(Net income divided by shares outstanding)

Dilutive securities (options outstanding)	16	76	16	76

Weighted shares, diluted	7,385	7,364	7,347	7,295

Fully diluted Earnings per share	$0.34	$0.36	$0.83	$2.44

(Net income divided by dilutive shares)